UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☑ ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE TRANSITION PERIOD FROM __________ TO __________

COMMISSION FILE NUMBER 001-15423

GRANT PRIDECO, INC. 401(k) SAVINGS PLAN

Grant Prideco, Inc.

400 N. Sam Houston Pkwy. East
Suite 900
Houston, TX 77060

Grant Prideco, Inc. 401(k) Savings Plan

Financial Statements and Supplemental Schedule

December 31, 2004 and 2003, and year ended December 31, 2004

Schedules not filed herein are omitted because of the absence of conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee of the
  Grant Prideco, Inc. 401(k) Savings Plan

We have audited the accompanying statement of net assets available for benefits of the Grant Prideco, Inc. 401(k) Savings Plan (the “Plan”) as of December 31, 2004 and the related statement of changes in net assets available for benefits for the year then ended. These statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004, and the changes in net assets available for benefits for the year then ended in conformity with generally accepted accounting principles in the U.S.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Pannell Kerr Forster of Texas, P.C.

Houston, Texas
June 10, 2005

Report of Independent Registered Public Accounting Firm

To the Administrative Committee of the
  Grant Prideco, Inc. 401(k) Savings Plan

We have audited the accompanying statement of net assets available for benefits of the Grant Prideco, Inc. 401(k) Savings Plan as of December 31, 2003. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Houston, Texas
June 23, 2004

Grant Prideco, Inc. 401(k) Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2004	2003

Assets
Cash	$6,610	$8,843
Investments, at fair value	51,693,061	41,807,499
Receivables:
Participant’s contributions	—	156,240
Company contributions	—	86,490
Pending settlement	—	600
Investment income	7,199	6,850

Total receivables	7,199	250,180

Total assets	51,706,870	42,066,522

Liabilities
Excess contribution refunds payable	—	58,865

Net assets available for benefits	$51,706,870	$42,007,657

See accompanying notes.

Grant Prideco, Inc. 401(k) Savings Plan

Statement of Changes in Net Assets Available for Benefits

For the year ended December 31, 2004

Additions -
Net appreciation in fair value of investments	$4,257,623
Investment income	1,214,264
Participant's contributions	5,239,957
Employer contributions	2,717,486
Rollovers	1,614,183

Total additions	15,043,513

Deductions -
Benefits paid to participants and beneficiaries	5,332,000
Administrative expenses	12,300

Total deductions	5,344,300

Net increase	9,699,213

Net assets available for benefits, beginning of the year	42,007,657

Net assets available for benefits, end of the year	$51,706,870

See accompanying notes.

Grant Prideco, Inc. 401(k) Savings Plan

Notes to Financial Statements

December 31, 2004

1. Description of the Plan

The following description of the Grant Prideco, Inc. 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provision.

General

The Plan is a defined contribution plan, established November 1, 1999, covering all employees who have completed one hour of service for Grant Prideco, Inc., and affiliated employers (collectively, the “Company”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Participants may elect to contribute to the Plan, by payroll deductions, a portion of their compensation on a pretax basis subject to certain limitations. Participants may also elect to contribute after-tax compensation subject to certain limitations. In addition, participants may contribute amounts representing rollover distributions from other qualified plans.

Effective June 1, 2003, the Company increased its matching contributions to 100% of the participants’ contributions up to 3% of compensation plus 50% of the participants’ contributions up to the next 3% of compensation. Prior to June 1, 2003, the Company contributed 50% of the first 6% of compensation that a participant, who had completed one year of active service, contributed to the Plan. The Company, solely at the discretion of the Board of Directors, may make additional discretionary contributions to the Plan. There were no additional discretionary contributions made during 2004 or 2003.

Participants direct all contributions in various investment options offered by the Plan. The Company was created as a result of a spin-off from Weatherford International, Ltd. (“Weatherford”). Weatherford common stock is held in a separate fund; however, participants cannot direct future contributions of fund transfers to this fund.

Grant Prideco, Inc. 401(k) Savings Plan

Notes to Financial Statements

1. Description of the Plan (continued)

Participant Accounts

Each participant’s account is credited with the participant’s and the Company’s matching contributions, an allocation of the Company’s discretionary contribution, if applicable, and Plan earnings thereon. Earnings are allocated by fund based on the ratio of the participant’s account invested in a particular fund to all participants’ investments in that fund.

Participant Loans

Participants may borrow from their account balance a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or one-half of the present value of the account balance. Generally, the term of the loan will not be more than five years unless approved by the Loan Committee and the proceeds are to be used for the purchase of a primary residence. The loan is fully secured by a pledge of the participant’s account balance and bears interest at a rate commensurate with local prevailing rates, as determined by the Loan Committee.

Vesting

Participants are immediately vested in all contributions plus actual earnings thereon.

Withdrawals and Terminations

Participants may withdraw the value of their after-tax contributions to the Plan at any time and for any reason during the year, with a minimum withdrawal of $500. A participant’s pretax contributions and Company contributions will be available to a participant who has attained age
59 1/2 or in the event of severe and immediate financial hardship. Withdrawals based on financial hardship result in a suspension of contributions for six months.

In the event of normal retirement, total and permanent disability, or death while actively employed, the full value of a participant’s account balance will be distributed to the participant or their beneficiaries. Upon termination of employment, participants have the option to receive an immediate distribution of their entire account balance or to defer payment until some later date, but not later than the time prescribed by law.

Grant Prideco, Inc. 401(k) Savings Plan

Notes to Financial Statements

1. Description of the Plan (continued)

Expenses of the Plan

Certain administrative expenses of the Plan are paid by the Company.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Should the Plan terminate at some future time, the assets would be distributed as prescribed by ERISA.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared and presented in accordance with the accrual basis of accounting. Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the U.S. requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Valuation of Investments

The Plan’s investments in mutual funds and common stock are stated at fair value, which represents the quoted market price on the last business day of the plan year. Common collective trusts are stated at fair value, which represents the net asset values of shares held by the Plan at year-end, as determined by the issuer based on the fair value of the underlying investments. Participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on the trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Grant Prideco, Inc. 401(k) Savings Plan

Notes to Financial Statements

2. Summary of Significant Accounting Policies (continued)

Determination of Realized and Unrealized Gain or Loss on Investments

Unrealized appreciation or depreciation in the fair values of investments held at year-end is determined using the fair market value at the beginning of the year or the purchase price if the investment is acquired during the year. The realized gain or loss on the sale on investments is determined using historical cost. Upon the sale of an investment, the current year unrealized appreciation or depreciation is adjusted for unrealized gains and losses recognized in prior years. Unrealized appreciation or depreciation and realized gains and losses are reported as net appreciation or depreciation in fair value of investments in the statement of changes in net assets available for benefits.

3. Investments

The Plan’s individual investments that represent 5% or more of the fair value of the Plan’s net assets are as follows:

	December 31,
	2004	2003

Merrill Lynch Equity Index Trust (Class I)	$6,559,983	$5,614,561
Merrill Lynch Retirement Preservation Trust	10,279,725	8,199,504
Phoenix-Engemann Small-Cap Growth Fund (Class A)	5,333,934	4,798,767
Merrill Lynch International Value Fund (Class I)	2,821,037	2,074,672
Merrill Lynch Balanced Capital Fund, Inc. (Class I)	6,907,030	6,132,688
Merrill Lynch Bond Fund, Inc. - Core Bond Portfolio (Class I)	4,327,934	3,034,179
Davis New York Venture Fund (Class A)	4,837,121	3,824,551
Grant Prideco, Inc. Common Stock	5,042,867	4,220,554

During 2004, the Plan’s investments (including gains and losses on investments purchased and sold, as well as held, during the year) appreciated in fair value as follows:

Common collective trusts	$619,652
Mutual funds	1,486,295
Common stocks	2,151,676

$4,257,623

Grant Prideco, Inc. 401(k) Savings Plan

Notes to Financial Statements

4. Risks and Uncertainties

The Plan provides for investment in various investment securities which, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

5. Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated December 14, 2001, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax exempt.

Supplemental Schedule

Grant Prideco, Inc. 401(k) Savings Plan

Schedule H, Line 4i - Schedule of Assets (Held At End of Year)

EIN: 76-0312499 PN: 001

December 31, 2004

		Current
Identity of Issue	Description of Investment	Value
*Merrill Lynch	Merrill Lynch Equity Index Trust (Class I)	$6,559,983
*Merrill Lynch	Merrill Lynch Retirement Preservation	10,279,725
	Trust
Phoenix Investment Partners	Phoenix-Engemann Small-Cap	5,333,934
	Growth Fund (Class A)
*Merrill Lynch	Merrill Lynch International Value Fund	2,821,037
	(Class I)
*Merrill Lynch	Merrill Lynch Global Allocation	1,864,111
	Fund, Inc. (Class I)
*Merrill Lynch	Merrill Lynch Balanced Capital Fund, Inc.	6,907,030
	(Class I)
*Merrill Lynch	Merrill Lynch Bond Fund, Inc. -	4,327,934
	Core Bond Portfolio (Class I)
Davis Venture Group	Davis New York Venture Fund (Class A)	4,837,121
Weatherford International, Ltd	Common stock of	264,802
	Weatherford International, Ltd.
*Grant Prideco, Inc.	Common stock of	5,042,867
	Grant Prideco, Inc.
*Merrill Lynch	Merrill Lynch USA Government Reserves	1,000,722
*Participant loans	Various maturity dates with interest	2,453,795
	rates ranging from 5.0 to 10.5%

		$51,693,061

*	Party-in-interest

Grant Prideco, Inc. 401(k) Savings Plan

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GRANT PRIDECO, INC. 401(k) SAVINGS PLAN

Date: June 28, 2005

/s/ WARREN AVERY
Vice President, Human Resources and IT,
For Grant Prideco, Inc., and Administrative Committee Member

INDEX TO EXHIBITS

Exhibit
Number
23.1	Consent of Independent Registered Public Accounting Firm - Pannell Kerr Forster of Texas, P.C.

23.2	Consent of Independent Registered Public Accounting Firm - Ernst & Young LLP